Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation

Talkatone, LLC	Delaware
Ooma International Operations, LLC	Delaware
Ooma International Ltd.	United Kingdom
Ooma Australia Pty Ltd.	Australia
Butterfleye, Inc.	Delaware